

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
1445 16th Street, Suite 403
Miami Beach, Florida 33139

      Re: Gaucho Group Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 18, 2021
           File No. 333-256262

Dear Mr. Mathis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Victoria Bantz